Midcoast Energy Partners, L.P.

1100 Louisiana Street, Suite 3300

Houston, Texas 77002

March 31, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom, Assistant Director

Office of Consumer Products

Re:	Midcoast Energy Partners, L.P.

Amendment No. 1 to Schedule 14C

Filed March 21, 2017

File No. 001-36175

Amendment No. 1 to Schedule 13E-3

Filed March 21, 2017

File No. 005-87752

Ladies and Gentlemen:

Set forth below are the responses of Midcoast Energy Partners, L.P. (the “Partnership,” “MEP,” “we” or “us”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 29, 2017, with respect to the Partnership’s information statement on Form 14C, as amended (the “Information Statement”), and transaction statement on Schedule 13E-3, as amended (the “Transaction Statement”), each of which was filed by the Partnership with the Commission on March 21, 2017.

Concurrently with the submission of this letter, we are submitting through EDGAR amendments to each of the Information Statement and the Transaction Statement (collectively, the “Amendment”). For your convenience, we will hand-deliver three full copies of the Amendment, as well as three copies of the Amendment marked to show all changes made to the Information Statement and the Transaction Statement since the Partnership’s submission on March 21, 2017.

For the convenience of the Staff, we have reproduced the Staff’s comments in bold, italicized text and have followed each comment with the Partnership’s response. All references to page numbers and captions correspond to the Amendment unless otherwise specified.

Securities and Exchange Commission

March 31, 2017

Amendment No. 1 to Preliminary Information Statement on Schedule 14C

Reasons for the MEP Committee’s Recommendation, page 30

1.	We note the response to prior comment 10. Please disclose the actual net book value at the time that the MEP Committee determined not to consider it. Please also disclose how the MEP Committee considered historical market prices.

RESPONSE:

We acknowledge the Staff’s comment and have disclosed on page 33 of the Information Statement the net book value of MEP’s partnership interests, excluding EEP’s 48.4% noncontrolling interest in MOLP, as of September 30, 2016 and December 31, 2016. We respectfully note that there was no date on which the MEP Committee determined not to consider net book value. We have also added disclosure on page 33 of the Information Statement regarding the MEP Committee’s consideration of historical market prices, volume-weighted average prices and trends with respect to MEP’s Class A Common Units.

Unaudited Financial Projections of MEP and MOLP, page 35

2.	We note the response to prior comment 13. Please ensure that the entirety of the Management Projections and the Forward Curve Projections are included in the information statement.

RESPONSE:

We acknowledge the Staff’s comment and have revised the table on page 37 of the Information Statement to include line items relating to volume and throughput information, aggregate distributable cash flow, and total debt. While we acknowledge that the table on page 37 of the Information Statement does not contain a line item by line item build up of the Management Projections and Forward Curve Projections, we respectfully submit that the information presented is reflective of the projections provided by management to Evercore and used by Evercore in its analysis.

Other Written Presentations by Evercore, page 48

3.	We note the response to prior comment 14 and have the following comments:

•	With respect to the December 20 materials, please disclose the results of each valuation methodology as compared to the consideration offered at that time; any material

Securities and Exchange Commission

March 31, 2017

“metrics/assumptions” for each methodology; and the closing price of the Class A Common Units on the date of valuation. See Item 1015(b)(6) of Regulation M A. Please also summarize Evercore’s findings described in Section IV of the report, entitled “Overview of Potential Standalone Alternatives.”

•	With respect to the January 9 materials, please disclose the actual percent discounts of the original offer and the January 8 offer to each of the five measures.

•	With respect to the January 24 materials, please disclose, if true, that the results were materially the same as those presented in the January 26 materials. We note, however, that the precedent M&A transactions analysis relating to corporate transactions in the January 24 materials arrives at what appear to be materially different results from those appearing in the January 26 materials.

RESPONSE:

We acknowledge the Staff’s comment and have revised the Information Statement accordingly. Please see pages 48, 49 and 50 of the Information Statement.

*    *    *    *

Please direct any questions or comments regarding this correspondence to our counsel, Jesse P. Myers of Latham & Watkins LLP at (713) 546-7464.

Sincerely,

Midcoast Energy Partners, L.P.

By:	Midcoast Holdings, L.L.C.,
its general partner

/s/ Stephen J. Neyland
Name:	Stephen J. Neyland
Title:	Vice President—Finance

Enclosures

cc:	Valorie J. Wanner, Midcoast Energy Partners, L.P.

Willian N. Finnegan IV, Latham & Watkins LLP

Jesse P. Myers, Latham & Watkins LLP

William S. Anderson, Bracewell LLP

Michael S. Telle, Vinson & Elkins L.L.P.